

March 22, 2013

Via E-mail
Mr. Rob Danard
Chief Executive Officer
Level20 Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

> **Re:** **Level20 Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 19, 2013**
> **File No. 333-185669**

Dear Mr. Danard:

We have reviewed the above-referenced filing and the related response letter dated March 18, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated March 8, 2013.

Notes to Financial Statements

Note 9. Subsequent events, page 40

1.   We note that you have revised your disclosure in response to prior comment 6. Please be advised that in making this disclosure you must state the specific date, e.g., July 4, 2011. Please revise accordingly.

Directors and Executive Officers, page 44

2.   We refer to prior comment 9. Your response appears to indicate that Mr. Danard will continue to be an active partner of Engageia Inc. after the completion of this offering. According to its website, Engageia manages "direct marketing campaigns through search, email and SMS and branded entertainment campaigns." Given the services you intend to provide, and the services provided by Engageia, please provide support for your belief that Mr. Danard's employment with Engageia does not pose a material risk of conflicts of interest to Level20 or its investors. For example, please tell us whether Mr. Danard faces any conflicts in allocating business opportunities between the company and Engageia and, if so, explain how such conflicts will be resolved.

       You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                         Sincerely,

                                         /s/ Matthew Crispino

                                         Matthew Crispino
                                         Staff Attorney

cc: Via E-mail
          Scott P. Doney, Esq.
          Cane Clark LLP